UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2022 (Report No. 2)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on March 30, 2022, titled “G Medical Innovations (NASDAQ: GMVD) takes aggressive approach to protect shareholders by combatting naked shorting of GMVD shares with an investigation to end the criminal activity and ensure perpetrators will face aggressive legal action.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “G Medical Innovations (NASDAQ: GMVD) takes aggressive approach to protect shareholders by combatting naked shorting of GMVD shares with an investigation to end the criminal activity and ensure perpetrators will face aggressive legal action.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovation Holdings Ltd.

Date: March 31, 2022	By:	/s/ Yacov Geva
		Name:	Dr. Yacov Geva
		Title:	Chief Executive Officer

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